Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver to announce unaudited Q4 and full year 2016 results on February 14

Vancouver, B.C. – Feb. 2, 2017 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAAS) (“Pan American”, or the “Company”) will announce its unaudited results for the fourth quarter and year-ended December 31, 2016 on Tuesday, February 14, 2017, after market close. A conference call and webcast to discuss the results will be held on Wednesday, February 15, 2017 at 1:00 pm ET (10:00 am PT). To participate, please dial toll-free in Canada and the U.S. at 1-800-319-4610, and International at 604-638-5340.
A live audio webcast will be available on the Company’s website at www.panamericansilver.com. A replay of the webcast will also be available shortly after the call on the website.

About Pan American Silver
Pan American Silver Corp. is one of the largest primary silver producers in the world. We own and operate seven mines located in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Our vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the ticker "PAAS".
For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com